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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

CEDAR SHOPPING CENTERS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

150602209

(Cusip Number)

Equity One, Inc.
1696 Northeast Miami Gardens Drive
North Miami Beach, Florida 33179
(305) 946-1664

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150602209			Page 2 of 10 Pages

1.	Name of Reporting Person: EQUITY ONE, INC.		I.R.S. Identification Nos. of above persons (entities only): [IRS #: 52-1794271]

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MARYLAND

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,596,900

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,596,900

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,596,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.7%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 150602209	SCHEDULE 13D	Page 3 of 10 Pages

ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock”), issued by Cedar Shopping Centers Inc., a Maryland corporation (the “Company”), whose principal executive offices are located at 44 South Bayles Avenue, Port Washington, New York 11050.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement is filed on behalf of Equity One, Inc., a Maryland corporation (hereinafter sometimes referred to herein as “Equity One” or the "Reporting Person”).

     Approximately 42% of the common stock of the Reporting Person is owned by the following stockholders:

Stockholder:

Chaim Katzman
Gazit-Globe (1982), Ltd.
M.G.N. (USA), Inc.
Silver Maple (2001), Inc.
Ficus, Inc.
MGN America, Inc.
Gazit (1995), Inc.

     All of the directors and executive officers of the Reporting Person are set forth on Schedule A attached hereto, which schedule is incorporated herein by reference.

     The place of organization, principal business and address of principal business and principal office of each of the business entities named above is set forth on Schedule B attached hereto, which schedule is incorporated herein by reference.

     (b) The address of the principal business and principal office of the Reporting Person is 1696 N.E. Miami Gardens Drive, North Miami Beach, Florida 39179.

     The address of each of the directors and executive officers of the Reporting Person, including Chaim Katzman, is set forth on Schedule A attached hereto, which schedule is incorporated herein by reference.

     (c) The principal business of the Reporting Person is the acquisition, renovation, development and management of community and neighborhood shopping centers located predominantly in high growth markets.

     The principal occupation of each of the directors and executive officers of the Reporting Person, including Chaim Katzman, is set forth on Schedule A attached hereto, which schedule is incorporated herein by reference.

CUSIP No. 150602209	SCHEDULE 13D	Page 4 of 10 Pages

     (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each of the directors and executive officers of the Reporting Person, including Chaim Katzman, is set forth on Schedule A attached hereto, which schedule is incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     The net investment cost (including commissions, if any) of the Common Stock beneficially owned by the Reporting Person is $18,286,759. The shares of Common Stock purchased by the Reporting Person were purchased with the working capital of the Reporting Person and from proceeds of its $340,000,000 unsecured revolving credit facility with a syndicate of banks for which Wells Fargo Bank, National Association is the sole lead arranger and administrative agent.

     Certain shares of Common Stock beneficially owned by the Reporting Person are held in margin accounts. Such margin accounts are maintained at SouthTrust Securities, Inc., and may from time to time have debit balances. Currently, the interest rate charged on such margin accounts is approximately 2.75% per annum.

ITEM 4. PURPOSE OF THE TRANSACTION.

     The purpose of the acquisition of the shares of the Common Stock by the Reporting Person was for investment. The shares may be disposed of at any time. In addition, subject to the ownership limitations imposed by the Company’s charter and prevailing market conditions, the Reporting Person may acquire additional or dispose of shares of Common Stock.

     The Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The approximate aggregate percentage of Common Stock reported beneficially owned by the Reporting Person is based on 16,456,011 shares outstanding, which is the total number of shares of Common Stock outstanding as of May 13, 2004, as reflected in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) for the fiscal quarter ended March 31, 2004.

CUSIP No. 150602209	SCHEDULE 13D	Page 5 of 10 Pages

     As of the close of business on July 1, 2004, the Reporting Person beneficially owned 1,596,900 shares of Common Stock, constituting approximately 9.7% of the shares of Common Stock outstanding.

     (b) The Reporting Person has the power to vote all of the shares of Common Stock and to dispose of all of the shares of Common Stock beneficially owned by it.

     (c) The trading dates, number of shares purchased and price per share for all transactions in the Common Stock from the 60th day prior to July 1, 2004, by the Reporting Person are set forth in Schedule C and were all effected in the over-the-counter market.

     (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibits:

10.1	Credit Agreement, dated February 7, 2003, among the Reporting Person, each of the financial institutions initially a signatory thereto; Commerzbank AG New York and Grand Cayman Branches, Keybank National Association and Southtrust Bank, as Documentary Agents; and Wells Fargo Bank, National Association, as Sole Lead Arranger and Administration Agent, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Reporting Person on February 20, 2003

10.2	Amendment No. 1 to Credit Agreement, dated as of March 18, 2004, among the Reporting Person, Wells Fargo Bank, National Association, in its capacity as contractual representatives of the lenders named therein, incorporated to Exhibit 10.1 to the Current Report on Form 8-K filed by the Reporting Person on March 22, 2004

CUSIP No. 150602209	SCHEDULE 13D	Page 6 of 10 Pages

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

     IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 2nd day of July, 2004.

EQUITY ONE, INC., a Maryland corporation
By:	/s/ Chaim Katzman
Chaim Katzman
Chairman and Chief Executive Officer

CUSIP No. 150602209	SCHEDULE 13D	Page 7 of 10 Pages

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Name	Principal Occupation	Business Address	Citizenship
Chaim Katzman	Chairman of the Board and Chief Executive Officer of Equity One, Inc., Chairman and Chief Executive Officer of Gazit, Inc., Chairman of the Board of Gazit-Globe (1982), Ltd. and Non-Executive Chairman of the Board of First Capital Realty Inc.	Equity One, Inc., 1696 Miami Gardens Drive, North Miami Beach, Florida 33179	United States and Israel

Doron Valero	Directors, President and Chief Operating Officer of Equity One, Inc.	Equity One, Inc., 1696 Miami Gardens Drive, North Miami Beach, Florida 33179	United States and Israel

Howard M. Sipzner	Executive Vice President and Chief Financial Officer of Equity One, Inc.	Equity One, Inc., 1696 Miami Gardens Drive, North Miami Beach, Florida 33179.	United States
Arthur L. Gallagher	General Counsel and Secretary of Equity One, Inc.	Equity One, Inc., 1696 Miami Gardens Drive, North Miami Beach, Florida 33179.	United States

Alan Merkur	Vice President and Director of Acquisitions of Equity One, Inc.	Equity One, Inc., 1696 Miami Gardens Drive, North Miami Beach, Florida 33179	United States

Barbara Miller	Vice President and Head of Property Management, Florida Region of Equity One, Inc.	Equity One, Inc., 1696 Miami Gardens Drive, North Miami Beach, Florida 33179.	United States

David Briggs	Vice President, Chief Accounting Officer and Treasurer of Equity One, Inc.	Equity One, Inc., 1696 Miami Gardens Drive, North Miami Beach, Florida 33179	United States

Noam Ben-Ozer	Director of Equity One, Inc.	Equity One, Inc., 1696 Miami Gardens Drive, North Miami Beach, Florida 33179	Israel

Robert L. Cooney	Director of Equity One, Inc. and President of Cooney & Co.	Cooney & Co., 936A Beachland Blvd. Ste. 13, Vero Beach, FL 32963	United States

Patrick L. Flinn	Director of Equity One, Inc.	Equity One, Inc., 1696 Miami Gardens Drive, North Miami Beach, Florida 33179	United States

CUSIP No. 150602209	SCHEDULE 13D	Page 8 of 10 Pages

Name	Principal Occupation	Business Address	Citizenship
Nathan Hetz	Director of Equity One, Inc. and Chief Executive Officer, director and principal shareholder of Alony Hetz Properties & Investment, Ltd.	Alony Hetz Properties & Investments, Ltd. Jabotinski 3 Diamond Tower Ramat Gan, Ireael 52520	Israel

Peter Linneman	Director of Equity One, Inc., Principal of Linneman Associates and Albert Sussman Professor of Real Estate, Finance and Public Policy at the University of Pennsylvania, Wharton School of Business	Linneman Associates, 1811 Chestnut Street, 8th Floor, Philadelphia, PA 19103	United States

Shaiy Pilpel	Director of Equity One, Inc.	Equity One, Inc., 1696 Miami Gardens Drive, North Miami Beach, Florida 33179	Israel

Dori Segal	Director of Equity One, Inc., President of Gazit-Globe (1982), Ltd. and Vice Chairman, Chief Executive Officer and President of First Capital Realty Inc.	First Capital Realty Inc., 161 Bay Street, Suite 2820, M5J 2S1, Toronto, Ontario, Canada.	United States and Israel

CUSIP No. 150602209	SCHEDULE 13D	Page 9 of 10 Pages

Schedule B

Information with respect to certain of the Reporting Person’s Shareholders*

Address of Principal
Business and Principal
Stockholder:	Organization:	Office:	Principal Business
Gazit-Globe (1982), Ltd.	Israel	1 Derech Hashalom Tel Aviv, Israel 67892	Gazit-Globe is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly

M.G.N. (USA), Inc.	Nevada	c/o Gazit Group, Inc. 1660 Miami Gardens Drive North Miami Beach Florida, 33179	MGN (USA) is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. MGN (USA) is a wholly-owned subsidiary of Gazit-Globe.

Silver Maple (2001), Inc.	Nevada	c/o Gazit Group, Inc. 1660 Miami Gardens Drive North Miami Beach Florida, 33179	Silver Maple is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. Silver Maple is a wholly-owned subsidiary of First Capital Realty Inc.**

Ficus, Inc.	Delaware	c/o Gazit Group, Inc. 1660 Miami Gardens Drive North Miami Beach Florida, 33179	Ficus is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. Ficus is a wholly- owned subsidiary of First Capital Realty Inc.**

MGN America, Inc.	Nevada	c/o Gazit Group, Inc. 1660 Miami Gardens Drive North Miami Beach Florida, 33179	MGN America is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. MGN America is a wholly-owned subsidiary of MGN (USA)

Gazit (1995), Inc.	Nevada	c/o Gazit Group, Inc. 1660 Miami Gardens Drive North Miami Beach Florida, 33179	Gazit is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. Gazit is a wholly-owned subsidiary of MGN (USA)

*Based on information filed by these entities with the Commission on Schedules 13D.

**First Capital Realty Inc. is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. Ficus and Silver Maple are each indirect, wholly-owned subsidiaries of First Capital. First Capital is an indirect subsidiary of Gazit-Globe (1982), Ltd., and Chaim Katzman is the Non-Executive Chairman of the Board of First Capital.

CUSIP No. 150602209	SCHEDULE 13D	Page 10f 10 Pages

Schedule C

Transactions in the Common Stock

		Price Per Share
	Number of Shares	(including Commissions,
Date of Transaction	Purchased (Sold)	Comissions, if any)
26-May	100	$11.8600
27-May	1,100	$11.2982
27-May	10,000	$11.1600
27-May	100	$11.2750
27-May	500	$11.2850
28-May	40,000	$11.1600
28-May	40,000	$11.1600
28-May	34,400	$11.1600
1-Jun	25,100	$11.1600
1-Jun	9,900	$11.1600
2-Jun	7,500	$11.1600
4-Jun	30,000	$11.4600
4-Jun	25,000	$11.4300
8-Jun	60,000	$11.3600
8-Jun	27,800	$11.3600
9-Jun	3,400	$11.3600
10-Jun	5,000	$11.4150
10-Jun	10,000	$11.4100
10-Jun	50,000	$11.3980
10-Jun	60,000	$11.4100
16-Jun	62,000	$11.3900
18-Jun	19,800	$11.3600
18-Jun	40,000	$11.4100
18-Jun	15,000	$11.3600
22-Jun	65,000	$11.6100
22-Jun	35,000	$11.6100
22-Jun	100,000	$11.6100
23-Jun	12,200	$11.6098
23-Jun	80,000	$11.5200
23-Jun	75,000	$11.5300
23-Jun	30,000	$11.5200
23-Jun	45,000	$11.5300
23-Jun	10,000	$11.5200
23-Jun	100,000	$11.5300
23-Jun	8,000	$11.5200
24-Jun	130,000	$11.5052
24-Jun	80,000	$11.4892
24-Jun	80,000	$11.4600
24-Jun	80,000	$11.4600
24-Jun	90,000	$11.4600